UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

MIROMATRIX MEDICAL INC.

(Name of Subject Company — Issuer)

MORPHEUS SUBSIDIARY INC.

a wholly owned subsidiary of

UNITED THERAPEUTICS CORPORATION

(Names of Filing Persons — Offerors)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

60471P108

(CUSIP Number of Class of Securities)

John S. Hess, Jr., Esq.

Executive Vice President and Deputy General Counsel

United Therapeutics Corporation

1735 Connecticut Avenue, N.W.

Washington, D.C. 20009

(202) 483-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Stephen I. Glover, Esq.

Alexander L. Orr, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, D.C. 20036

(202) 955-8500

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒       Third-party tender offer subject to Rule 14d-1.

☐        Issuer tender offer subject to Rule 13e-4.

☐        Going-private transaction subject to Rule 13e-3.

☐        Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐        Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐        Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 13, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Morpheus Subsidiary Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of United Therapeutics Corporation, a Delaware public benefit corporation (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Miromatrix Medical Inc., a Delaware corporation (the “Company”), in exchange for (i) $3.25 per Share in cash, plus (ii) one contractual contingent value right per Share, representing the right to receive a contingent payment of $1.75 in cash upon the achievement of a specified milestone on or prior to December 31, 2025, subject to and in accordance with the terms of a contingent value rights agreement entered into with Continental Stock Transfer & Trust Company, in each case without interest and subject to deduction for any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO or, if not defined in the Schedule TO, the Offer to Purchase.

Items 1 through 9; and Item 11

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired at one minute after 11:59 p.m., New York City time, on December 11, 2023 (such date and time, the “Expiration Date”). The Paying Agent has advised that, as of the Expiration Date, 22,876,102 Shares had been validly tendered in the Offer and “received” (as defined in Section 251(h) of the DGCL) by the Paying Agent and not validly withdrawn, representing approximately 83.43% of the Shares outstanding as of such time. Accordingly, the Minimum Condition has been satisfied. Purchaser has accepted and has stated that it will pay for such Shares as soon as practicable after the Expiration Date in accordance with the terms of the Offer.

As the final step of the acquisition process, Parent expects to complete its acquisition of the Company by consummating the Merger on December 13, 2023, in accordance with Section 251(h) of the DGCL, without a vote of the Company’s stockholders. At the Effective Time, Purchaser will be merged with and into the Company, the separate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation and a wholly owned subsidiary of Parent. Each issued and outstanding Share immediately before the Effective Time (other than (i) any Excluded Shares and (ii) any Dissenting Shares) will be converted into the right to receive the Offer Consideration, without interest and less any required tax withholding, from Purchaser.

As a result of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Capital Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On December 12, 2023, Parent and the Company issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(D)	Joint Press Release issued on December 12, 2023.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MORPHEUS SUBSIDIARY INC.

By:	/s/ John S. Hess, Jr.
Name:	John S. Hess, Jr.
Title:	Executive Vice President, Deputy General Counsel, and Assistant Corporate Secretary

UNITED THERAPEUTICS CORPORATION
By:	/s/ John S. Hess, Jr.
Name:	John S. Hess, Jr.
Title:	Executive Vice President, Deputy General Counsel, and Assistant Corporate Secretary

Date: December 12, 2023